UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  FORM 11-K


FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1995


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ________ to ________


                        Commission file number 0-15327


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CYTRX CORPORATION 401(K) PROFIT-SHARING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              CYTRX CORPORATION
                            154 Technology Parkway
                           Norcross, Georgia  30092

                  CYTRX CORPORATION 401(K) PROFIT-SHARING PLAN

            Index to Financial Statements and Supplemental Schedules



                                                                          Page

Report of Independent Auditors                                              2

Statements of Net Assets Available for Plan Benefits as of
  December 31, 1995 and 1994                                                3

Statements of Changes in Net Assets Available for Plan Benefits
  for the Years Ended December 31, 1995, 1994 and 1993                      4

Notes to Financial Statements                                               6

Supplemental Schedules:
    Schedule of Assets Held for Investment Purposes                        10

    Schedule of Reportable Transactions                                    11

                         REPORT OF INDEPENDENT AUDITORS



The Trustees of the CytRx Corporation
401(k) Profit-Sharing Plan


We have audited the accompanying statements of net assets available for plan benefits of the CytRx Corporation 401(k) Profit-Sharing Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1995 and Schedule of Reportable Transactions for the year ended December 31, 1995 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 1995 financial statements taken as a whole.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Atlanta, Georgia
June 5, 1996

                                              CYTRX CORPORATION
                                        401(k) EMPLOYEE RETIREMENT PLAN

                             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                       Retirement     Federal                                                   CytRx
                                      Preservation   Securities  Corporate    Capital   Basic Value  Growth  Corporation
                                          Trust        Trust     Bond Fund     Fund        Fund       Fund   Common Stock   Total
                                      ------------   ----------  ---------    -------   -----------  ------  ------------   -----
December 31, 1995
- -----------------
ASSETS
Investments at Market Value              $59,107     $     -      $5,837     $235,369    $253,093    $57,744   $200,356   $811,506

Cash & Cash Equivalents                   21,751           -           -            -           -          -          -     21,751

Pending Interfund Transfers               (7,776)          -         (15)      (1,316)      8,826       (524)       805          -

Receivables:
Employer contributions                         -           -           -            -           -          -     25,737     25,737
Employee contributions                    13,166           -       1,121        3,795       4,015     10,090      1,204     33,391
Employee loans                             7,949           -           -            -           -          -          -      7,949
                                          ------      ------       -----      -------     -------     ------    -------    -------
                                          21,115           -       1,121        3,795       4,015     10,090     26,941     67,077
                                          ------      ------       -----      -------     -------     ------    -------    -------
Total Assets                             $94,197     $     -      $6,943     $237,848    $265,934    $67,310   $228,102   $900,334
                                          ------      ------       -----      -------     -------     ------    -------    -------
LIABILITIES                              $     -     $     -      $    -     $      -    $      -    $     -   $      -   $      -
                                          ------      ------       -----      -------     -------     ------    -------    -------
Net Assets Available for Plan Benefits   $94,197     $     -      $6,943     $237,848    $265,934    $67,310   $228,102   $900,334
                                          ======      ======       =====      =======     =======     ======    =======    =======

December 31, 1994
- -----------------
ASSETS
Investments at Market Value              $     -     $17,480      $    -     $137,379    $143,063    $     -   $101,530   $399,452

Cash & Cash Equivalents                    5,369           -           -            -           -          -          -      5,369

Pending Interfund Transfers               (2,125)       (185)          -       (1,664)     (6,396)         -     10,370          -

Receivables:
Employer contributions                         -           -           -            -           -          -     23,371     23,371
Employee contributions                     1,518       2,292           -        6,516       4,405          -      3,968     18,699
Employee loans                               803           5           -           22          18          -          -        848
                                          ------      ------       -----      -------     -------     ------    -------    -------
                                           2,321       2,297           -        6,538       4,423          -     27,339     42,918
                                          ------      ------       -----      -------     -------     ------    -------    -------
Total Assets                             $ 5,565     $19,592      $    -     $142,253    $141,090    $     -   $139,239   $447,739
                                          ------      ------       -----      -------     -------     ------    -------    -------
LIABILITIES                              $     -     $     -      $    -     $    652    $    651    $     -   $  3,619   $  4,922
                                          ------      ------       -----      -------     -------     ------    -------    -------
Net Assets Available for Plan Benefits   $ 5,565     $19,592      $    -     $141,601    $140,439    $     -   $135,620   $442,817
                                          ======      ======       =====      =======     =======     ======    =======    =======

                             See accompanying notes.

                              CYTRX CORPORATION
                         401(k) PROFIT-SHARING PLAN

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                       Retirement     Federal   Corporate                                        CytRx
                                      Preservation   Securities    Bond     Capital   Basic Value   Growth    Corporation
                                          Trust        Trust       Fund       Fund       Fund        Fund     Common Stock   Total
                                         _______     ________     ______    ________    ________    _______    _________   ________
Net assets available for plan benefits
December 31, 1992                        $12,504     $  6,347     $    -    $ 12,740    $ 16,618     $    -     $ 12,493   $ 60,702

  Employee contributions                  19,670        3,756          -      32,058      16,437          -       70,546    142,467

  Employer contributions                       -            -          -           -           -          -       66,138     66,138

  Investment income                          228          301          -       1,577       1,262          -           78      3,446

  Net appreciation (depreciation) in           -          (27)         -       1,115       2,350          -       60,607     64,045
    market value of investments

  Interfund transfers                    (30,045)      (2,726)         -     (11,037)     (6,871)         -       50,679          -

  Distributions/Withdrawals                    -            -          -           -           -          -         (879)      (879)
                                         _______     ________     ______     _______    ________     ______     ________   ________
Net assets available for plan benefits
December 31, 1993                          2,357        7,651          -      36,453      29,796          -      259,662    335,919

  Employee contributions                  12,475       14,776          -     110,122     106,258          -       96,358    339,989

  Employer contributions                       -            -          -           -           -          -      107,865    107,865

  Investment income                          569          621          -      10,017       6,220          -         (658)    16,769

  Net appreciation (depreciation) in
    market value of investments                -       (1,044)         -     (11,968)     (6,871)         -     (332,112)  (351,995)

  Interfund transfers                     (9,836)      (2,412)         -      (2,371)      5,687          -        8,932          -

  Distributions/Withdrawals                    -            -          -        (652)       (651)         -       (4,427)    (5,730)
                                          ______     ________     ______     _______    ________     ______     ________   ________
Net assets available for plan benefits
December 31, 1994                        $ 5,565     $ 19,592     $    -    $141,601    $140,439     $    -     $135,620   $442,817

                             See accompanying notes.

                              CYTRX CORPORATION
                         401(k) PROFIT-SHARING PLAN

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                       Retirement     Federal   Corporate                                        CytRx
                                      Preservation   Securities    Bond     Capital   Basic Value   Growth    Corporation
                                          Trust        Trust       Fund       Fund       Fund        Fund     Common Stock   Total
                                         _______     ________     ______    ________    ________    _______    _________   ________
Net assets available for plan benefits
December 31, 1994                        $ 5,565     $ 19,592     $    -    $141,601    $140,439     $    -     $135,620   $442,817

  Employee contributions                  44,038       14,935      6,866      67,176      59,881      52,916      61,077    306,889

  Employer contributions                       -            -          -           -           -           -     138,672    138,672

  Investment income                        1,545          814        109      22,449       9,296       4,857       2,962     42,032

  Net appreciation (depreciation) in
    market value of investments                -        2,561         16      30,398      44,233      (3,863)   (101,031)   (27,686)

  Interfund transfers                     43,049      (37,902)       (48)    (23,018)     13,156      13,400      (8,637)         -

  Forfeitures                                  -            -          -           -           -           -        (425)      (425)

  Distributions/Withdrawals                    -            -          -        (758)     (1,071)          -        (136)    (1,965)
                                         _______     ________     ______    ________    ________     _______    ________   ________
Net assets available for plan benefits
December 31, 1995                        $94,197     $      -     $6,943    $237,848    $265,934     $67,310    $228,102   $900,334
                                         =======     ========     ======    ========    ========     =======    ========   ========

                             See accompanying notes.

                   CYTRX CORPORATION 401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS



1.  Description of Plan
- -----------------------
General
- -------
The CytRx Corporation 401(k) Profit-Sharing Plan (the "Plan") is a contributory defined contribution plan that covers substantially all employees of CytRx Corporation and its wholly-owned subsidiaries -- Proceutics, Inc., Vaxcel, Inc. and Vetlife, Inc., (collectively referred to herein as "the Company"). At December 31, 1995 there were 72 participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description for the Plan for a more complete description of the Plan's provisions.

Contributions
- -------------
Eligible employees may elect to contribute up to 15% of their total compensation on a pre-tax basis, subject to statutory restrictions. In 1995 the maximum salary deferral allowed by the Internal Revenue Service was $9,240.
Participants may also elect to contribute additional amounts on an after-tax basis, subject to statutory restrictions.

Company matching contributions are made equal to 50% of the participants pre-tax contribution The Company matching contribution is made in the form of CytRx Corporation Common Stock. The number of shares of stock contributed to the Plan is determined at the end of each calendar quarter by dividing the total value of the authorized Company matching contribution by the average stock price during the quarter.

Vesting
- -------
Participants are immediately vested in their contributions and the earnings thereon. Company contributions are vested in accordance with the following schedule:
      Years of Service     Vested Percentage
      ----------------     -----------------
             0                      0%
             1                   33 1/3%
             2                   66 2/3%
             3                     100%

Distributions
- -------------
Withdrawals and distributions from the Plan are calculated at the market value of the pro rata shares of the fund to which Participants are entitled. Participants may receive a distribution of their vested balance upon termination of employment, disability or attainment of age 59 1/2. Withdrawals are also permitted for financial hardship.

Forfeitures
- -----------
Forfeitures of unvested account balances by terminating Participants are used to reduce the succeeding Company matching contribution.

Investment Programs
- -------------------
All amounts contributed to the Plan have been deposited with Merrill Lynch Pierce Fenner & Smith, Inc., the Custodian of the Plan. The Plan provides the following funds in which participants can elect to invest their Plan assets:

Merrill Lynch Retirement Preservation Trust -- This fund seeks current income, preservation of capital and liquidity available from investing in a diversified portfolio of short-term money market instruments as well as annuity contracts issued by banks and insurance companies. At December 31, 1995 there were 36 Plan participants with balances in this fund.

Merrill Lynch Corporate Bond Fund - High Income Portfolio - This fund seeks as high a level of current income as is consistent with prudent investment management by investing principally in corporate securities which are rated in the lower categories of the established rating services. At December 31, 1995 there were 18 Plan Participants with balances in this fund.

Merrill Lynch Capital Fund --This fund seeks to achieve the highest total investment return consistent with prudent risk through a fully managed investment policy which permits management of the fund to vary investment in equity, debt, convertible and money market securities based on its evaluation of changes in economic and market trends. At December 31, 1995 there were 50 Plan participants with balances in this fund.

Merrill Lynch Basic Value Fund -- This fund seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the fund believes to be undervalued, especially those selling at a discount from book value or at historically low price/earnings ratios. At December 31, 1995 there were 50 Plan participants with balances in this fund.

Merrill Lynch Growth Fund - This fund seeks long-term capital appreciation by investing in a diversified portfolio of equity securities with principal emphasis on issues believed to be undervalued. At December 31, 1995 there were 40 Plan participants with balances in this fund.

CytRx Corporation Common Stock Fund -- Invests solely in common stock of CytRx Corporation. At December 31, 1995 there were 72 Plan participants with balances in this fund.

Federal Securities Trust -- This fund seeks a high current return through investments in U.S. Government and Government Agency securities. The Plan discontinued use of this fund during 1995.

Amendment or Termination
- ------------------------
The Company intends to continue the Plan indefinitely but reserves the right to terminate it at any time or amend it in any manner it deems advisable. No amendment or termination may reduce any participant's vested interest accrued to the date of such amendment or termination.


2.  Summary of Accounting Policies
- ----------------------------------
Method of Accounting
- --------------------
The financial statements of the Plan have been prepared using the accrual basis of accounting. Participant contributions are recorded as receivables when the related payroll deductions are made for Plan participants.

Use of Estimates
- ----------------
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments
- -----------
Investments are stated at market value based on quoted market prices on national exchanges.


3.  Administrative Expenses
- ---------------------------
All custodial, record-keeping and trust administration fees and expenses incurred for the benefit of the Plan are paid by the Company.


4.  Income Tax Status
- ---------------------
The Plan has received a favorable determination letter from the Internal Revenue Service indicating that it is qualified under Section 401 of the Internal Revenue Code and that the related trust is tax-exempt under Section 501 of the Internal Revenue Code. Accordingly, the trust's net investment income is exempt from income taxes. The Company is not aware of any actions or series of events that have occurred that might adversely affect the Plan's qualified status.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


June 12, 1996                           CYTRX CORPORATION
                                       401(K) PROFIT-SHARING PLAN


                                       /s/ Mark W. Reynolds
                                       Mark W. Reynolds
                                       Chief Accounting Officer
                                       CytRx Corporation

                            CYTRX CORPORATION
                        401(K) PROFIT-SHARING PLAN

             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            December 31, 1995


                                                                       Market
Name of Issuer and Title of Issue              No. Shares    Cost      Value
- ---------------------------------              ----------  --------   --------

Merrill Lynch Retirement Preservation Trust      59,107    $ 59,107   $ 59,107

Merrill Lynch Corporate Bond Fund
   - High Income Portfolio                          745       5,819       5,837

Merrill Lynch Capital Fund                        7,835     227,734     235,369

Merrill Lynch Basic Value Fund                    9,033     237,603     253,093

Merrill Lynch Growth Fund                         2,831      61,644      57,744

CytRx Corporation Common Stock                   44,523     331,047     200,356
                                                           --------    --------

Total Assets Held for Investment                           $922,954    $811,506
                                                           ========    ========

                               CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year Ended December 31, 1995
                                                                                                            Current
                                                                                                           Value of
                                                                                                           Assets on
                                                                                                Cost of   Transaction     Net
Identity of Party Involved    Description of Assets                       Purchases   Sales   Asset Sold      Date     Gain (Loss)
- --------------------------    ---------------------                       ---------   -----   ----------  -----------  -----------
Category (i) - Single transactions in excess of 5% of plan assets
Merrill Lynch Pierce Fenner   37,901 shares
& Smith, Inc.                 Merrill Lynch Retirement Preservation Trust  $37,901                           $37,901

Merrill Lynch Pierce Fenner   24,864 shares
& Smith, Inc.                 Merrill Lynch CMA Money Fund                 $24,864                           $24,864

Merrill Lynch Pierce Fenner   26,715 shares
& Smith, Inc.                 Merrill Lynch CMA Money Fund                 $26,715                           $26,715

Merrill Lynch Pierce Fenner   23,775 shares
& Smith, Inc.                 Merrill Lynch CMA Money Fund                 $23,775                           $23,775

Merrill Lynch Pierce Fenner   24,861 shares
& Smith, Inc.                 Merrill Lynch CMA Money Fund                 $24,861                           $24,861

Merrill Lynch Pierce Fenner   42,032 shares
& Smith, Inc.                 Merrill Lynch CMA Money Fund                          $42,032     $42,032      $42,032          $0

Merrill Lynch Pierce Fenner   38,271 shares
& Smith, Inc.                 Merrill Lynch CMA Money Fund                 $38,271                           $38,271

Merrill Lynch Pierce Fenner   3,920 shares
& Smith, Inc.                 Merrill Lynch Federal Securities Trust                $37,902     $37,672                     $230

                               CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year Ended December 31, 1995
                                                                                                            Current
                                                                                                           Value of
                                                                                                           Assets on
                                                                                                Cost of   Transaction     Net
Identity of Party Involved    Description of Assets                       Purchases   Sales   Asset Sold      Date     Gain (Loss)
- --------------------------    ---------------------                       ---------   -----   ----------  -----------  -----------
Category (iii) - Series of transactions in excess of 5% of plan assets
Merrill Lynch Pierce Fenner   21,492 shares
& Smith, Inc.                 CytRx Corporation Common Stock              $133,437                          $133,437

Merrill Lynch Pierce Fenner   13,740 shares
& Smith, Inc.                 CytRx Corporation Common Stock                        $61,980    $116,405      $61,980    ($54,425)

Merrill Lynch Pierce Fenner   1,943 shares
& Smith, Inc.                 Merrill Lynch Federal Securities Trust       $18,321                           $18,321

Merrill Lynch Pierce Fenner   3,962 shares
& Smith, Inc.                 Merrill Lynch Federal Securities Trust                $38,310     $38,085      $38,310        $225

Merrill Lynch Pierce Fenner   3.275 shares
& Smith, Inc.                 Merrill Lynch Capital Fund                   $93,880                           $93,880

Merrill Lynch Pierce Fenner   1,035 shares
& Smith, Inc.                 Merrill Lynch Capital Fund                            $31,594     $29,457      $31,594      $2,137

Merrill Lynch Pierce Fenner   3,250 shares
& Smith, Inc.                 Merrill Lynch Basic Value Fund               $84,199                           $84,199

Merrill Lynch Pierce Fenner   684 shares
& Smith, Inc.                 Merrill Lynch Basic Value Fund                        $17,345     $14,556      $17,345      $2,789

Merrill Lynch Pierce Fenner   2,892 shares
& Smith, Inc.                 Merrill Lynch Growth Fund                    $62,992                           $62,992          $0

Merrill Lynch Pierce Fenner   62 shares
& Smith, Inc.                 Merrill Lynch Growth Fund                              $1,351      $1,348       $1,351          $3

Merrill Lynch Pierce Fenner   121,363 shares
& Smith, Inc.                 Merrill Lynch Retirement Preservation       $121,363                          $121,363          $0

Merrill Lynch Pierce Fenner   55,540 shares
& Smith, Inc.                 Merrill Lynch Retirement Preservation Trust           $55,540     $55,540      $55,540          $0

                               CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year Ended December 31, 1995
                                                                                                            Current
                                                                                                           Value of
                                                                                                           Assets on
                                                                                                Cost of   Transaction     Net
Identity of Party Involved    Description of Assets                       Purchases   Sales   Asset Sold      Date     Gain (Loss)
- --------------------------    ---------------------                       ---------   -----   ----------  -----------  -----------
Merrill Lynch Pierce Fenner   397,300 shares
& Smith, Inc.                 Merrill Lynch CMA Money Fund                $397,300                          $397,300          $0

Merrill Lynch Pierce Fenner   375,781 shares
& Smith, Inc.                 Merrill Lynch CMA Money Fund                         $375,781    $375,781     $375,781          $0



Note: Commissions and fees related to purchase and sales of investments are included in the cost of investments or the proceeds from the sale and are not separately identified by the trustee.

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1995.

                             CYTRX CORPORATION
                        401(K) PROFIT-SHARING PLAN

                          FORM 11-K EXHIBIT INDEX



Exhibit Number          Description                                      Page
- --------------          -----------                                      ----

    24.1                Consent of Ernst & Young LLP